October 26, 2009

Via EDGAR and Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Andrew Schoeffler, Senior Staff Attorney

Re:	SSGI, Inc.
Registration Statement on Form S-1 (File No. 333-160700)

Ladies and Gentlemen:

On behalf of SSGI, Inc., I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated October 9, 2009, regarding SSGI’s registration statement on Form S-1, dated July 17, 2009.  Amendment No. 2 to the registration statement was transmitted via EDGAR today, October 26, 2009, which includes changes made to the registration statement in response to the staff’s comments.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

General

1.	We note your response to comment one in our letter dated August 11, 2009 and have the following comments:

•	The number of non-affiliate shares referenced in your response does not correspond to the number disclosed under “Approximate Number of Common Stock Holders” on page 38. Please reconcile.

We have corrected the number of non-affiliated shares referenced in our response to your August 11, 2009 letter. We previously had indicated in our last filing that we had 29,102,666 shares of common stock held by our affiliates.  We have corrected that number to 28,606,666.

•	Supplementally, please provide to us a list identifying each affiliate that is registering shares in the offering.

Set forth below is a list of each affiliate that is registering shares in the offering:

William Esping
Federico Pier
Ricardo Sabha
Ryan Seddon
Peter Wilson
Michael Yurkowsky
Underground Tank Partners

Please be advised that we may have further comments after reviewing your response.

2.
Please revise to include the financial statements in the prospectus. In this regard we note that the financial statements currently are located outside the prospectus as they follow the signature page to the registration statement.

The financial statements have been moved inside the prospectus (the signature page to the registration statement now follows the financial statements).

Prospectus Summary, page 4

3.
We note the disclosure under “Corporate Information” on page 6. This disclosure appears to expand on the disclosure under “Our Company” on page 4.  Please be advised that the more expansive disclosure should be included in the “Description of Business” section on page 19.  Please revise accordingly.

The “Description of Business” section formerly on page 19 has been expanded and revised accordingly.

Risk Factors, page 7

We are highly leveraged …, page 9

4.
The amount of indebtedness discussed in this risk factor does not appear to reconcile with the amount of indebtedness disclosed elsewhere in the filing, including in the risk factors “We are reliant on loans...” and “The credit and securities markets…” on page 8. Please reconcile and revise accordingly to clearly disclose your aggregate indebtedness.  In addition, provide to us a list showing all outstanding indebtedness as of the most recent practicable date, including the names of the lenders, the amount outstanding and the maturity date.

We have reconciled and revised the disclosure to clearly disclose our aggregate indebtedness, and have updated the amounts to reflect current balances as of September 30, 2009.  In addition, attached to this letter as Appendix A is a list showing the names of our lenders, the amount outstanding and maturity dates as of September 30, 2009.

A substantial portion of our revenues are generated …, page 10

5.	Please expand this risk factor to discuss the risks associated with your petroleum contracting business arising from the expiration of the mandate.

This risk factor has been expanded accordingly.

Selling Shareholders, page 13

6.	We note your response to comment 27 in our letter dated August 11,2009 and reissue this comment. In this regard, we note that the referenced columns do not correspond to the listed amounts.

We have reconciled all of the numbers in the columns, and believe that they now correspond to the listed amounts.

7.
We note your response to comment 28 in our letter dated August 11, 2009 and reissue this comment. In this regard, we note that you must identify the natural person or persons having sole or shared voting and investment control over the securities held by selling shareholders who are not natural persons.

Where possible, we have identified the natural person or persons having sole or shared voting and investment control over the securities held by selling shareholders who are not natural persons.  However, we are unable to identify such natural person or persons possessing such control for either BFS Services or Cede & Co.

We believe that BFS Services is a brokerage firm that is holding the shares in its name for the benefit of one of its customers.  However, we have been unable to make contact with any representative at BFS Services, and, therefore, are unable to identify with certainty who has voting and investment control over the securities held by BFS Services.

Cede & Co. is the nominee name for The Depository Trust Company, a large clearing house that holds shares in its name for banks, brokers and institutions in order to expedite the sale and transfer of stock.  Cede & Co. will not disclose its beneficial owners.  Therefore, it is impossible for us to determine who has voting and investment control over the securities held by Cede & Co.

Common Stock Purchase Warrants, page 18

8.
The number of shares of common stock issuable upon exercise of warrants in this section does not correspond to the amounts disclosed elsewhere in the filing, including under “Approximate Number of Common Stock Holders” on page 38. Please revise throughout the filing accordingly.

The number of common stock purchase warrants identified in this section has been changed to 3,455,053, which now corresponds to the amounts disclosed elsewhere in the filing.

Description of Business, page 19

9.
We note your responses to comments 14, 36, 37, 39, 40, 42 and 44 in our letter dated August 11, 2009 and reissue these comments. In this regard, we note that it does not appear the revised disclosure referenced in your responses has been included in the filing. To the extent you have included this disclosure in the filing, please identify the page on which the disclosure has been included.

Comment 14 – We have revised the disclosure accordingly.  See the second paragraph under “Corporate Information—Markets—Insurance Restoration (5%)”.

Comment 36 – We have revised the disclosure accordingly. See paragraphs 2-5 under “Corporate Information—Markets—Petroleum Contracting (80%)”.

Comment 37 – We have deleted the last risk factor under “Risk Factors—Investment Risks” (i.e., formerly “We are dependent on specific suppliers for certain key supplies related to our services, and any interruption in supply could damage our reputation”).  After careful consideration, we do not believe that such a risk factor is applicable.  In addition, we have added a new subsection under “Description of Business” titled “Suppliers”, which addresses this comment.

Comment 39 – This comment is addressed in the fifth paragraph under “Corporate Information—Markets—Petroleum Contracting (80%)”.

Comment 40 – This comment is addressed in the new subsection under “Description of Business” titled “Customers”.

Comment 42 – The material terms of our arrangement with the national tank reline firm are disclosed in the tenth paragraph under “Corporate Information—Markets—Petroleum Contracting (80%)”.

Comment 44 – We have added a discussion of our certifications that we hold with respect to our insurance restoration business.  See paragraphs 3-5 under “Corporate Information—Markets—Insurance Restoration (5%)”.

10.
We note your response to comment 41 in our letter dated August 11, 2009 and reissue this comment. In this regard, please provide the requested disclosure as it appears these customers satisfy requirements set forth in Item 101 (h)(4)(vi), based on the disclosure set forth in your financial statements.

We have added a new subsection under “Description of Business” titled “Customers”, which addresses this comment.

Insurance Restoration, page 20

11.	We note that the insurance restoration business represents approximately 5% of your revenues. Please explain how this business is “at the core of the Surge business model.”

We have modified the disclosure to indicate and clarify that the insurance restoration business was “initially” the core of the Surge business model.

Marketing, page 23

12.	Please disclose the amounts paid to date to Mr. Bush under the terms of the agreement.

We have added the following disclosure at the end of the second paragraph under the “Marketing” section:  “To date, the Company has not paid Mr. Bush any compensation or other remuneration, nor has Mr. Bush received any warrants from the Company, under this contract.”

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 26

Results of Operations for the Quarter Ended March 31, 2009 as Compared to the Quarter Ended March 31, 2008, page 27

13.
We note your response to comment 48 in our letter dated August 11, 2009 and note that your revised disclosure and response did not address the nature of the strategic alliance with a technology that you reference in MD&A. Tell us the nature of this strategic alliance, whether or not this is the agreement with Tank Tech. the terms of this agreement, including how revenues are allocated from contracts, the primary obligator of each contract and how you are accounting for revenues received from and expenses incurred on behalf of this arrangement.

We have revised the disclosure to indicate that the noted strategic alliance is, in fact, with Tank Tech, Inc.  We have also expanded the disclosure to address the other requests set forth in the Commission’s comment above.

14.
We further note that you have filed an agreement dated January 21, 2009 as exhibit 10.14 for services with Jeb Bush & Associates. Please tell us and disclose the nature of this agreement, how this agreement has impacted operations and liquidity, specifically addressing the provision for them to earn up to 2.0 million warrants of the Company’s common stock and how you are accounting for each provision in this agreement.

A summary of the agreement with Mr. Bush is set forth under “Description of Business—Marketing”.  In addition, our liquidity has not been affected by the agreement with Mr. Bush because no fees have been paid to Mr. Bush to date, therefore, we have not discussed this in the MD&A section.  Fees will be structured in the cost estimate and the agreement provides for “paid when paid”, meaning that when revenue is collected from contracts procured by Mr. Bush, only then will fees be paid to Mr. Bush, thus cash flow and liquidity are unaffected.  If and when fees are paid, we will account for those fees as a percentage of gross revenue.  Warrants, if and when issued to Mr. Bush, will be issued utilizing the “Black Sholes” method, and the strike price will be determined based on market value of our common stock on the date that the warrants are issued.

Liquidity and Capital Resources, page 28

15.
We note your responses to comments 51 and 52 in our letter dated August 11, 2009 and your revised disclosure with regard to your contracts receivable and allowance for doubtful accounts. Please address the following:

•
Your revised liquidity disclosure states that your contracts receivable balance increased 1510% during 2008 and 48.9% during the six months ending June 30, 2009 but does provide a detailed explanation as to why the balance increased so significantly. We note that sales increased $4.98 million or 273% during 2008 which contributed to the increase in contract receivables, however sales only increased 7% in the six months ending June 30, 2009 compared to the same period in 2008. This 7% increase is not consistent with the 48% increase in contracts receivables during the six months ending June 30, 2009. Please revise to disclose the specific reasons contract receivables increased during each period presented.

We have added appropriate disclosures of the specific reasons contract receivables increased during each period presented.

•
Your response to prior comment 51 discusses your bad debt expense recorded but did not address any specific collectability or billing problems with any major customers or classes of customers or any significant  changes in credit terms, collection efforts, credit utilization and/or delinquency policies. You state on page 29 that on most projects, the company has liens rights which are typically enforced on balances not collected within 90 days. Please revise your accounting policy to disclose this information as well as discuss whether or not there are any contracts that do not have enforceable liens and provide an aging of your contracts receivables, explaining the reasons for any contracts that maybe over 90 days old. Also, discuss how much of your contracts receivable balance at June 30, 2009 has been collected to date.

We have added the requested detailed discussion.  See “Results of Operations for the Six Months Ended June 30, 2009 as Compared to the Six Months Ended June 30, 2008—Liquidity and Capital Resources” in the MD&A section.

•
We note your response to prior comment 52 and revised disclosure however; your disclosure still does not provide a detailed discussion of the significant changes in your contracts receivable costs and estimated earnings in excess of billings on uncompleted contracts and accounts payable balances during 2008 and the first quarter of 2009. Your revised disclosure only referenced increased volume of contracts.

We have added the requested detailed discussion.  See “Results of Operations for the Six Months Ended June 30, 2009 as Compared to the Six Months Ended June 30, 2008—Liquidity and Capital Resources” in the MD&A section.

16.
We note your response to comment 53 in our letter dated August 11, 2009 and your revised liquidity disclosure. You state that you will be able to satisfy your day to day operating expenses and your projections indicate that you will need $0.20 million to fund these shortfalls for operations. We further note your discussion on page 28 that your term loan to a financial institution is due in December 2009 in the amount of $0.35 million, however, your balance sheet shows $925,000 of term loans as current liabilities. Based on your response and your revised disclosure it is still unclear how you are going to meet your financial obligations over the next 12 months. Please revise to provide a detailed analysis of how you plan to meet not only your day to day expenses but your material commitments, including debt service with your current sources of liquidity, including how you calculated your shortfall of $0.20 million.

We have provided the requested detailed analysis.  Please see paragraphs 9-14 under “—Results of Operations for the Six Months Ended June 30, 2009 as Compared to the Six Months Ended June 30, 2008—Liquidity and Capital Resources” in the MD&A section.

17.
You disclose that you are also indebted to your Chairman of the Board, CEO and President in the amounts of $0.73 million and $0.31 million respectively that are due in December 2011 but you have made no provision to repay these loans. Please clarify whether or not this loan has been recorded on your Balance Sheet at June 30, 2009 as this statement may lead a reader to believe it is not recorded as a liability on your books. Supplementally provide a reconciliation of the outstanding loans/notes payable you have disclosed in your liquidity section to the loans/notes payable that you have recorded on your Balance Sheet and disclosed in your footnote for each period presented. Provide a similar reconciliation between your contractual obligation table on page 33 and your balance sheet at June 30, 2009.

We have revised the prospectus to specify that the indebtedness to Ryan Seddon, our Chairman of the Board, CEO and President, is recorded on our balance sheet. In addition, attached to this letter as Appendix B is a reconciliation of (1) our outstanding loans and notes payable as recorded on our balance sheet and in the footnotes, to (2) the numbers contained in the “Liquidity and Capital Resources” sections of the prospectus. The references under the heading on Appendix B entitled “Liquidity Section Disclosure Location Paragraph Location” are references to the relevant paragraph numbers under each applicable “Liquidity and Capital Resources” section in the prospectus.

The table under the subsection “Contractual Obligations” in the MD&A section of the prospectus was previously updated to reflect the obligations due at the time of the filing of the amended registration statement. No reconciliation has been provided, as the table has been revised to reflect that the current portion of the notes payable and the long term portion coincides with the amount reported in the other liabilities presented in the June 30, 2009 balance sheet.  Reference has also been added to the MD&A sections for each period presented for the notes payable scheduled under “Contractual Obligations”.

Quantitative and Qualitative Disclosure about Market Risk, page 35

18.
Your response to prior comment 55 indicates that you have revised your disclosure to discuss your variable rate debt and its associated risk. We are unable to locate this disclosure and note your disclose on page 35 that states that you “currently do not have any market risk sensitive instruments.” As previously requested, please revise your MD&A, in future filings, pursuant to Item 305(b) of Regulation S-K to discuss your interest rate risk exposure on your variable rate debt, your risk management strategies, or if you don’t manage this risk a statement disclosing that fact.

As noted in the Commission’s comment above, we have stated that we currently do not have any market risk sensitive instruments, which we believe to be true.  We also believe that our variable rate debt does not impose any material market risk or interest rate risk.  Therefore, we do not believe that any further disclosure about this matter is appropriate or necessary.

Security Ownership of Certain Beneficial Owners and Management, page 36

19.	We note your response to comment 56 in our letter dated August 11, 2009 and reissue this comment. In this regard, we note that the percentage do not appear to be correct.

We have corrected the percentages in the security ownership table.

Certain Relationships and Related Transactions, page 37

20.
Please revise the subsections “Loans from Officers, Directors and Other Related Parties” and “Loan Guarantees and Collateral provided by Key Executives and Employee’s” on page 38 to identify the related parties.

These subsections have been revised accordingly.

21.	Please revise this section to reflect the subsequent events disclosed in note 11 to your June 30, 2009 financial statements.

We have revised this section to reflect the subsequent event disclosed in note 11 to our June 30, 2009 financial statements.

Employment Agreements, page 37

22.	We note your response to comment 58 in our letter dated August 11, 2009. Please advise us as to the basis for registering shares subject to the lien.

Ryan Seddon beneficially owns 17,715,000 shares, 17,215,000 of which are owned outright and 500,000 of which are issuable upon exercise of warrants.  As reflected in the “Selling Shareholders” table, only 1,721,500 of Mr. Seddon’s shares are being registered, which represents less than 10% of the total number of shares that he beneficially owns.  The 9,990,000 shares that are subject to the lien are not being registered.

Approximate Number of Common Stock Holders, page 38

23.
We note your response to comment 60 in our letter dated August 11, 2009. It does not appear that the availability of Rule 144 is based on when the initial registration statement was filed, but rather when the registration statement is declared effective and your reporting obligation commences.

Rule 144 provides that securities of a former “shell” company (we are a former shell company) may be sold after one year has elapsed from the date that the issuer filed Form 10 information with the Commission.  Subsection (i)(3) of Rule 144 provides that “The Form 10 information is deemed filed when the initial filing is made with the Commission.”  (emphasis added.) Our registration statement, which contains the requisite Form 10 information, was initially filed on July 17, 2009.  Therefore, we believe that the Rule 144 one-year period commences on July 17, 2009, not on the date that the registration statement is declared effective, and that our disclosures with respect to this matter are correct.

Board of Directors, page 39

24.
We note your response to comment 61 in our letter dated August 11, 2009. Please advise us as to the basis for the conclusion that four directors are independent, as it appears certain directors have material relationships with the company.

We have revised this section to now indicate that we have five directors, two of whom (Mark S. Feldmesser and Frederico Pier) are independent.

Executive Compensation, page 39

25.
We note your response to comment 65 in our letter dated August 11, 2009. It appears that the warrants issued to Mr. Seddon are compensation that should be included in the summary compensation table for fiscal 2009 in future filings. It also appears that these warrants were issued at a discount, based on the disclosure on page 37. As such, in future filings please disclose the amount of this discount in the compensation table or explain to us why you are not required to do so.

We will include the warrants issued to Mr. Seddon in the summary compensation table for fiscal 2009 in future filings.  In addition, we will in future filings disclose the amount of discount at which the warrants were issued in the compensation table, or, in the alternative, explain to the Commission why we are not required to do so.

Item 14, Indemnification of Directors and Officers, page 42

26.
We note your response to comment 71 in our letter dated August 11, 2009 and reissue this comment. In this regard, we note that it does appear the revised disclosure referenced in your responses has been included in the filing. To the extent you have included this disclosure in the filing, please identify the page on which the disclosure has been included.

We have revised the registration statement to discuss the material terms of our indemnification agreements.  This discussion now appears in the penultimate paragraph of Item 14 (Indemnification of Directors and Officers).

Item 16, Exhibits, page 45

27.
Please revise to clearly indicate which exhibits are filed with the registration statement and which exhibits have been previously filed. With respect to the previously filed exhibits, please clearly identify the filing from which you are incorporating them by reference.

We have revised the registration statement accordingly.

Item 17, Undertakings, page 45

28.	The undertaking set forth paragraph (a)(5) is not applicable to your offering. Please revise accordingly.

The undertaking set forth paragraph (a)(5) has been deleted.

Signatures, page 47

29.	We note your response to comment 77 in our letter dated August 11, 2009 and reissue this comment with respect to the principle executive officer.

We have revised the signature lines to indicate that Mr. Seddon has signed the registration statement as the “Principle Executive Officer”, and that Mr. Rees has signed the registration statement as the “Principle Accounting Officer”.

Exhibit 5.1

30.	We note your response to comment 78 in our letter dated August 11, 2009 and reissue this comment. In this regard, we note that counsel may not limit its opinion in this manner.

Counsel’s opinion has been revised accordingly.

31.
We note the statement in the penultimate paragraph that the “opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.” Counsel may not limit its opinion in this manner, as investors are entitled to rely on the opinion. Please have counsel revise its opinion accordingly.

Counsel’s opinion has been revised accordingly.

* * *

We would very much appreciate your prompt review of Amendment No. 2 and our responses to your comment letter.  If you have any comments or questions about the foregoing, please contact Rodger Rees, our Chief Financial Officer, at (561) 333-3600 (ext. 403).  I thank you for your prompt attention to this matter.

Very truly yours,

/s/ Ryan Seddon, President
SSGI, Inc.

Appendix A

Surge Solutions Group, Inc.
Balance Sheet Detail Schedule as of 9-30-2009

Long Term Liabilities

Asset	Vin Number, if applicable	Lendor	Maturity Date	Orignal Amount Financed or Available Balance	Balance 12/31/08	Balance 9/30/2009
Wachovia Operating Line - Business Assets of Surge		Wachovia	12/3/2009	$750,000	$745,000.00	$453,116.21

’07 Dodge Ram 1500	1D7HA16P67J536729	DaimlerChrysler	5/31/2012	14,480.85	10,719.88	8,434.27
’07 Dodge Ram 1500	1D7HA16P97J536725	DaimlerChrysler	5/31/2012	14,480.85	10,719.87	8,434.27

’07 Ford F-150	1FTPW12VX7KC96395	Ford	5/31/2012	30,057.76	22,430.19	17,719.71
’05 Ford F-250 SuperDuty	1FTSW20575EB40202	Ford	2/11/2011	20,463.86	9,969.23	6,729.23
08 Ford F-150	VIN Ending 8023	Ford	12/30/2013	30,148.51	30,148.51	26,453.66

08 Ford F-150	1FTRW12W08FA30749 1FTSX20528EB61928 1FTRW12W18FA37967 1FTRW12W28FA38612 1FTRW12W28FA38612	Wachovia	1/11/2012	96,335.67	79,341.72	61,491.61

08 Hyundai	KMHCM36C18U068683	Wachovia	3/3/2012	12,653.00	10,528.95	8,296.58

’05 Dodge Ram 1500 ST ’05 Dodge Ram 1500 ’06 Dodge Ram 1500 SLT	1D7HA16K95J595260 1D7HA18D05S212654 1D7HA18N36S630958	Wachovia	3/3/2012	50,000.00	41,606.53	32,785.02

Ford F-250	VIN 2275	Wachovia	5/19/2012	27,783.00	23,980.89	19,387.87
Ford F-250 & F-350	VIN 9005 & 6505	Wachovia	3/10/2010	46,987.88	39,594.35	6,108.38

Ford F-150's and Concrete Saw	VIN 2662 & 0329	Wells Fargo	7/15/2012	40,000.00	35,629.26	30,319.22

Total Vehicle Loans					314,669.38	226,159.81

Loan from stockholder-Sabha			12/31/2011		43,256.63	308,256.63

Loan from stockholder-Sabha (amortizing)			3/30/2012		$37,453.62	$29,686.32

Total loan from stockholder-Sabha			12/31/2011		$80,710.25	$337,942.95

Total Loan from stockholder-Seddon					73,069.90	873,723.92

Term notes payable-Alpina			10-27-2009, 12-31-2009 & 4-27-2010		-	1,140,305.67

Appendix B

SSGI, Inc.
Balance Sheet Presentation
Debt Obligations

Debt Instrument	Due Date	Balance 12/31/2007	Balance 12/31/2008	Liquidity Section Disclosure Location Paragraph Location	Amount	Balance 6/30/2009	Liquidity Section Disclosure Location Paragraph Location	Amount	Additional Borrowings	Payments	Balance 9/30/2009

Promissory note (1)	December 3, 2009	375,000	745,000	4th	$0.38 million,$0.75 million	551,164	6th	$0.55 million		98,048	453,116
Term note payable, related party (3 traunches)	October 27, 2009					425,000	2nd, 7th	$0.93 million		107,000	318,000
Term note payable, related party (3 traunches)	December 31, 2009								346,971		346,971
Term note payable, related party (3 traunches)	April 27, 2009					500,000	2nd, 7th	$0.93 million			500,000
Stockholder loan-COB, CEO & President	December 31,2011		73,070	8th	$0.07 million	619,078	8th	$0.62 million	350,059	95,413	873,724
Stockholder loan-Founding shareholder -combined	December 31,2011		43,257	8th	$0.08 million	193,257	8th	$0.23 million	115,000		308,257
Stockholder loan-Founding shareholder -combined	March 31, 2012		37,454	8th		32,342	8th	$0.23 million		2,656	29,686
Long term debt (2)		213,991	371,450	4th	$0.21 million, $0.37 million	247,572

Total		588,991	1,270,231			2,568,413
Less: Current liabilities

Promissory note (1)		375,000	745,000			551,164
Current portion of notes payable (3)		52,270	100,292			87,333
Current portion of due to stockholders			10,521			10,949
Term note payable, related party						925,000

Balance as presented in other liabilities		427,270	855,813			1,574,446

Other liabilities

Due to shareholders, net of current portion			143,259			833,727
Notes payable, net of current portion		161,721	271,159			160,240

		161,721	414,418			993,967	2nd	$0.99 million

(1)
At December 31, 2007  classified on the financial statements as borrowings under line of credit, at December 31, 2008 classification changed to term loan payable and at June 30, 2009 term loan, was refinanced as a promissory note.

(2)	Long term debt are notes carried for purchase of vehicles and equipment
(3)	At December 31, 2007 & 2008, this was classified as long term debt and at December 31, 2009 classified as notes payable